June 15, 2011

VIA EDGAR

Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549
Attn: Jay Mumford

Re:	Camtek Ltd. (the “Company”)
Registration Statement on Form F-3 (“Form F-3”)
Filed May 13, 2011
File No. 333-174169

Dear Mr. Mumford:

We are transmitting for filing the Company’s responses to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated June 7, 2011 (the “Comment Letter”) and Amendment No. 1 (the “Amendment”) to the Company’s Form F-3.

We have incorporated the Staff’s comments from the Comment Letter into this response letter and have provided the Company’s responses below each comment.

Selling Shareholders, page 7

1.
Given the market value of your shares held by non-affiliates disclosed on the prospectus cover page, it appears you are not eligible to rely on Rule 430B because you are not eligible to use Form F-3 for primary offerings pursuant to General Instruction I.B.1 of Form F-3.  As such, please amend your registration statement to include all information currently omitted in reliance on that rule, such as the identity of all selling stockholders.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page [7] of the Amendment to include all information currently omitted in reliance on Rule 430B.

Signatures

2.	Please include the signature of a representative of the company in the United States. See the instruction 1 to the signatures in Form F-3.

Response: In response to the Staff’s comment, the Company has revised the signature page of the Amendment to add the signature of a representative of the Company in the United States.

Securities and Exchange Commission
June 14, 2011

Exhibit 5.1

3.
We note the assumptions contained in the last sentence of the third paragraph and the first sentence of the fourth paragraph.  It is inappropriate for counsel to make assumptions regarding matters of fact and law that are necessary for this opinion or that are readily ascertainable.  Counsel must examine all documents necessary to make such opinion without these assumptions.  Please have counsel remove these assumptions and file a revised opinion accordingly.

Response: In response to the Staff’s comment, counsel has revised Exhibit 5.1 to remove the referenced assumptions contained in the last sentence of the third paragraph and the first sentence of the fourth paragraph of the opinion and filed a revised opinion accordingly.

4.
Please ask counsel to tell us why the sixth paragraph includes the “when the shares have been sold” requirement with respect to the shares to be resold by the selling stockholders, given that it appears those shares should have already been sold to the selling stockholders and such language is unnecessary.

Response: In response to the Staff’s comment, counsel has revised the referenced language in Exhibit 5.1 to remove the requirement with respect to the shares to be resold by the selling stockholders.

5.	The reference to “Plans” appears intended to be a defined term, but no definition appears in the exhibit. Please file a revised opinion.

Response: In response to the Staff’s comment, counsel has deleted the reference to “Plans” in Exhibit 5.1.

6.
We note the reference to counsel on page 10.  Please include counsel’s consent to being named in the registration statement.  Please also reconcile the portion of the last sentence of the opinion regarding rendering no opinion as to the “Shares” with the opinion stated in the third-to-last paragraph.

Response: In response to the Staff’s comment, counsel has expanded its consent to include being named in the registration statement and has revised the portion of the last sentence to reconcile to the language in the third-to-last paragraph.

The Company hereby acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

Securities and Exchange Commission
June 14, 2011

•
the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Once the Staff indicates that it has no further comments with regard to the Form F-3, we intend to submit a request for acceleration of the effective date of the Form F-3.  Please do not hesitate to contact our U.S. outside counsel, Richard H. Gilden, Esq. at 212-715-9486 with any questions or further comments you may have regarding this filing or if you wish to discuss the above response.

Sincerely,

/s/ Mira Rosenzweig
Name: Mira Rosenzweig
Title: Vice President and Chief Financial Officer

Cc:           Richard H. Gilden, Esq.